                                                                      EXHIBIT 99

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

TLC Vision Corporation (the "Company") prepares its consolidated financial statements in accordance with United States ("U.S.") Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from Canadian GAAP. This reconciliation between Canadian and U.S. GAAP should be read in conjunction with the consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 and related management's discussion and analysis prepared in accordance with U.S. GAAP and filed with the Securities Exchange Commission and the Canadian securities regulatory authorities.

a)   Reconciliation from U.S. GAAP to Canadian GAAP

     Following is a reconciliation of net income (loss) from U.S. GAAP to Canadian GAAP:

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                            2005          2004        2003
                                                        -----------   -----------   --------
                                                        AS RESTATED   AS RESTATED
Net income (loss) per U.S. GAAP .....................     $ 8,119       $42,474     $ (9,399)
Amortization of Practice Management Agreements (1) ..      (1,512)       (1,512)      (1,512)
Depreciation of fixed assets (2) ....................        (280)         (280)        (280)
Interest income on note receivable related to the
   sale-leaseback of building (3) ...................          78            78           78
Variable accounting for stock options (4) ...........          29           108           --
Fair value accounting of stock options (4) ..........      (6,488)       (1,245)          --
                                                          -------       -------     --------
Net income (loss) per Canadian GAAP .................     $   (54)      $39,623     $(11,113)
                                                          =======       =======     ========
Net income (loss) per share for Canadian GAAP -
   basic ............................................     $ (0.00)      $  0.58     $  (0.17)
                                                          =======       =======     ========
Net income (loss) per share for Canadian GAAP -
   diluted ..........................................     $ (0.00)      $  0.56     $  (0.17)
                                                          =======       =======     ========

     The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

                                                        DECEMBER 31,   DECEMBER 31,
                                                            2005           2004
                                                        ------------   ------------
Investments and Other Assets
Balance per U.S. GAAP ...............................    $  19,838      $  10,482
Note receivable related to the sale-leaseback of
   building (2) .....................................          850            913
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $  20,688      $  11,395
                                                         =========      =========
Intangibles, Net
Balance per U.S. GAAP ...............................    $  24,021      $  18,140
Difference in impairment write-off of intangibles
   (1) ..............................................        6,334          6,334
Amortization of Practice Management Agreements (1) ..       (5,418)        (3,906)
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $  24,937      $  20,568
                                                         =========      =========
Fixed Assets, Net
Balance per U.S. GAAP ...............................    $  49,159      $  46,199
Adjustment for the sale-leaseback of building (2) ...         (829)          (829)
Depreciation of fixed assets (2) ....................       (1,258)          (978)
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $  47,072      $  44,392
                                                         =========      =========


                                                        DECEMBER 31,   DECEMBER 31,
                                                            2005           2004
                                                        ------------   ------------
                                                                       AS RESTATED
Long-Term Debt, Less Current Maturities
Balance per U.S. GAAP ...............................    $  12,665      $   9,991
Adjustment for note payable related to the
   sale-leaseback of building (2) ...................          787            850
Cumulative  interest payments received on note
   receivable related to the sale-leaseback of
   building (3) .....................................         (309)          (224)
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $  13,143      $  10,617
                                                         =========      =========
Contributed Surplus
Balance per U.S. GAAP ...............................    $      --      $      --
Adjustment for change in accounting  policy related
   to the fair value  accounting of stock options
   (4) ..............................................       13,607         13,607
Adjustment for fair value accounting of stock options
   (4) ..............................................        7,733          1,245
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $  21,340      $  14,852
                                                         =========      =========
Option and Warrant Equity
Balance per U.S. GAAP ...............................    $   1,861      $   2,872
Adjustment to compensation expense for warrants and
   stock options (4) ................................         (359)          (330)
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $   1,502      $   2,542
                                                         =========      =========
Accumulated Deficit
Balance per U.S. GAAP ...............................    $(244,159)     $(252,278)
Adjustment to the value of intangible Practice
   Management Agreements (1) ........................          916          2,428
Adjustment for the sale-leaseback of building (2) ...       (2,087)        (1,807)
Cumulative interest on note receivable related to the
   sale-leaseback of building (3) ...................          322            244
Adjustment to compensation expense for warrants and
   stock options (4) ................................       (7,374)          (915)
Adjustment for change in accounting policy related to
   the fair value of stock options (4) ..............      (13,607)       (13,607)
                                                         ---------      ---------
Balance per Canadian GAAP ...........................    $(265,989)     $(265,935)
                                                         =========      =========

(1) During the year ended May 31, 2002, the Company reviewed its Practice Management Agreements ("PMA's") for impairment based on budgets prepared for future periods. The refractive industry had experienced reduced procedure volumes over the prior two years as a result of increased competition, customer confusion and a weakening North American economy. This reduction in procedures had occurred at practices the Company had purchased, and as a result revenues were lower than anticipated when initial purchase prices and resulting intangible values were determined.

     For U.S. GAAP purposes, the Company accounts for its intangible assets subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the impairment analysis first consider undiscounted cash flows in determining if an impairment exists. If an impairment is evident, a second calculation using a discounted cash flow method is utilized to determine the actual amount of the impairment. For U.S. GAAP purposes, the Company recorded an impairment charge of $31.0 million for the year ended May 31, 2002 related to its PMA's.

     For Canadian GAAP purposes, the Company measured the initial impairment charge in accordance with the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3060, "Capital Assets", the Canadian GAAP rules in existence during the year ended May 31, 2002 ("CICA 3060"). CICA 3060 required an impairment charge to be recognized when the expected future undiscounted cash flows do not exceed the carrying value of such assets.

     As at May 31, 2002, this resulted in a $6.3 million difference in the write-down of the PMA's between U.S. and Canadian GAAP ($24.7 million). This difference in the initial measurement of the impairment further resulted in a difference to the amortization expense in subsequent periods, resulting in an additional $5.4 million of amortization expense for Canadian GAAP compared to U.S. GAAP through December 31, 2005.

     During 2003, the CICA issued CICA 3061, Property, Plant and Equipment which is consistent with U.S. GAAP, however retroactive adoption of this change was not required.

(2) During the year ended May 31, 2002, the Company completed a sale-leaseback transaction. Total consideration received for the sale of the building and related land was $6.4 million, which was comprised of $5.4 million in cash and a $1.0 million 8.0% note receivable ("Note"). The Note has a seven-year term with the first of four annual payments of $63,000 starting on the third anniversary of the sale and a final payment of $0.7 million due on the seventh anniversary of the sale.

     For U.S. GAAP purposes, this transaction was accounted for in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is considered to be minor and the only recourse to any future amounts owing from the other party is the leased asset. A sublease is considered to be minor when the present value of the sublease rent is less than 10% of the total fair market value. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability and for the Note to not be recognized. In addition, since the sale recognition is not accounted for, the carrying value of the asset is not adjusted for and the asset continues to be depreciated over the original depreciation period of 40 years. Lease payments, exclusive of an interest portion, decrease the liability while payments received on the Note increase the liability.

     For Canadian GAAP purposes, the sale-leaseback transaction was accounted for in accordance with Emerging Issues Committee No. 25, "Accounting for Sales with Leasebacks", which resulted in the Company recognizing a loss on the sale with a corresponding lease asset and lease obligation. The terms of the lease are considered capital in nature and accordingly the land and building are reflected as assets under capital lease with the discounted value of the lease payments recorded as an obligation under capital lease. The fair value of the assets under capital lease was less than its previous carrying value and accordingly a write down of approximately $0.8 million was reflected in the consolidated statement of operations for the year ended May 31, 2002.

     For U.S. GAAP purposes, depreciation expense reflects the higher net book value of the building depreciated over a 40-year expected life. For Canadian GAAP purposes, the building is depreciated over the 15-year life of the lease and the Note ($0.9 million as of December 31, 2005) is included in investments and other assets.

     As of December 31, 2005, as a result of the difference in the initial accounting treatment of the sale-leaseback transaction and subsequent differences in depreciation expense recorded, the net book value of the building is $2.1 million higher for U.S. GAAP. Investments and other assets is $0.9 million higher and notes payable is $0.5 million higher (of which $0.5 million is classified as long-term) for Canadian GAAP. For each of the years ended December 31, 2005, 2004 and 2003, depreciation expense is higher for U.S. GAAP by $280,000.

(3) For each of the years ended December 31, 2005, 2004 and 2003, the Company reported $78,000 of interest income related to the Note on the sale-leaseback of the building as described above.

     As of December 31, 2005, $13,000 of interest income was not yet received, and the associated interest receivable was included in prepaids and other current assts for Canadian GAAP purposes. In the above U.S. GAAP to Canadian GAAP reconciliation, cumulative interest payments received of $309,000 are recorded as reductions to long-term debt in order to adjust the U.S. GAAP treatment of the payments, which increases the debt upon their receipt.

(4) For U.S. GAAP purposes, the Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

     For Canadian GAAP purposes, the Company accounts for its stock options in accordance with the provisions of CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," ("CICA 3870").

     CICA 3870, issued in December 2001, established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

     Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted for Canadian GAAP purposes the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to accumulated deficit of $13.6 million which represents the sum of the previously disclosed pro forma fair value adjustments with a corresponding increase to contributed surplus.

     For the years ended December 31, 2005 and 2004, the Company recorded for Canadian GAAP purposes stock-based compensation expense, net of minority interests, of $6.5 million and $1.2 million, respectively, which is included in general and administrative expenses. The fair values of TLCVision's options granted in 2005 and 2004 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.99% and 2.84%, respectively; dividend rate of 0%; volatility factor of 0.75; and expected life of 2.5 years. The fair values of OccuLogix's options granted in 2005 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.88%; dividend rate of 0%; volatility factor of 0.73; and expected life of 2.4 years.

     TLCVision issued 0.2 million and 1.0 million stock options during 2005 and 2004, respectively. OccuLogix issued 1.8 million stock options during 2005.

     No compensation expense determined under fair value-based method for stock options was included in the determination of net loss for the year ended December 31, 2003. For the year ended December 31, 2003, the following table presents the Company's pro forma net loss and net loss per share as if the fair value-based method of CICA 3870 had been applied for all stock options granted:

                                                YEAR ENDED
                                               DECEMBER 31,
                                                   2003
                                               ------------
Net loss per Canadian GAAP .................     $(11,113)
Total pro forma stock-based compensation
   expense determined under fair value-based
   method ..................................       (1,121)
                                                 --------
Pro forma net loss .........................     $(12,234)
                                                 ========
Basic and diluted net loss per share
As reported ................................     $  (0.17)
Pro forma ..................................     $  (0.19)

     The fair value of the options granted in 2003 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.35%; dividend rate of 0%; volatility factor of 0.75; and expected life of 2.5 years.

     During the year ended May 31, 2002, the Company allowed the holders of outstanding TLC Vision Corporation stock options with an exercise price greater than $8.688 (C$13.69) to elect to reduce the exercise price of their options to $8.688 (C$13.69), in some cases by surrendering existing options for a greater number of shares than the number of shares issuable on exercise of each repriced option. For U.S. GAAP purposes, such modification which results in a change in the exercise price of the underlying stock options is subject to APB 25's variable method of accounting for stock options. Variable accounting requires that differences between the price of the Company's common shares at the end of each reporting period and the modified exercise price be charged to income as compensation expense over the remaining vesting period of the outstanding options. For the year ended December 31, 2004, the Company recognized, for U.S. GAAP purposes, additional stock compensation expense of $108,000 related to the modified stock options.

     CICA 3870 does not require the application of variable method of accounting for stock options.

b)   Management's Discussion and Analysis - Canadian Supplement

     Management's Discussion and Analysis - Canadian Supplement ("Canadian Supplement") in this document is based on consolidated financial statements of TLC Vision Corporation prepared in accordance with U.S. GAAP. The Canadian Supplement has been prepared by management to provide an analysis of the impact of material differences that differ from U.S. GAAP on net income and trending analysis of the consolidated statements of operations.

     YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

     Net loss for the year ended December 31, 2005 was $0.1 million or $0.00 per share compared to income of $39.6 million or $0.56 per share for the year ended December 31, 2004. The decrease in net income was primarily due to an increase in fair value stock option compensation expense, an increase in non-cash income tax expense and a significant decrease in net income from the AMD segment.

     Amortization expense was $5.6 million for the years ended December 31, 2005 and 2004. Amortization expense included lower expenses from certain fully amortized intangible assets offset by increases from intangibles acquired during the year ended December 31, 2005.

     Net cash provided by operating activities was $22.5 million for the year ended December 31, 2005. The cash flows provided by operating activities during the year ended December 31, 2005 were primarily due to a net loss of $0.1 million plus non-cash items including depreciation and amortization of $18.1 million, deferred taxes of $5.1 million, minority interest expense of $1.3 million and compensation expense of $7.9 million. These cash flows were partially offset by an increase in net operating assets of $7.7 million and earnings from equity investments of $2.5 million. The increase in net operating assets consisted of a $3.0 million increase in accounts receivable due primarily to higher revenues, a $2.0 million increase in prepaid expenses and a $2.8 million decrease in accounts payable and accrued liabilities.

     YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

     Net income for the year ended December 31, 2004 was $39.6 million or $0.56 per share compared to a net loss of $11.1 million or $0.17 per share for the year ended December 31, 2003. The significant improvement in net income primarily resulted from significant growth in both the refractive and other healthcare services businesses and a gain on the sale of OccuLogix's common stock.

     Amortization expense decreased to $5.6 million for the year ended December 31, 2004 from $8.2 million for the year ended December 31, 2003. The decrease was largely due to the reduction in Practice Management Agreements resulting from the deconsolidation of LECC.

     Net cash provided by operating activities was $35.4 million for the year ended December 31, 2004. The cash flows provided by operating activities during the year ended December 31, 2004 were primarily due to net income of $39.6 million plus non-cash items including depreciation and amortization of $19.5 million, minority interest expense of $7.0 million, the write-off of investments related to research and development arrangements of $0.8 million, deferred taxes of $1.2 million, compensation expense of $1.6 million and the loss on sale of fixed assets of $0.8 million. These cash flows were offset by an increase in net operating assets of $5.0 million, a gain on sale of subsidiary stock of $25.8 million, earnings from equity investments of $2.1 million, an adjustment to the fair value of investments and long-term receivables of $1.2 million and a gain on sale of interest in subsidiary of $1.1 million. The increase in net operating assets consisted of a $1.5 million increase in accounts receivable due primarily to higher revenues, a $1.8 million increase in prepaid expenses and a $1.7 million decrease in accounts payable and accrued liabilities.

c) For comparative purposes, the following tables illustrate previously filed financial statements in accordance with both Canadian GAAP and U.S. GAAP for the year ended December 31, 2003. Differences between Canadian GAAP and U.S. GAAP are described above.

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars except per share amounts)

                                                      YEAR ENDED
                                                  DECEMBER 31, 2003
                                              -------------------------
                                              CANADIAN GAAP   U.S. GAAP
                                              -------------   ---------
Revenues:
   Refractive:
      Centers .............................     $115,290      $115,290
      Access ..............................       36,140        36,140
   Other healthcare services ..............       49,488        49,488
                                                --------      --------
Total revenues ............................      200,918       200,918
                                                --------      --------
Cost of revenues:
   Refractive:
      Centers .............................       91,283        91,283
      Access ..............................       25,424        25,424
   Other healthcare services ..............       31,836        31,836
                                                --------      --------
Total cost of revenues ....................      148,543       148,543
                                                --------      --------
   Gross margin ...........................       52,375        52,375
                                                --------      --------
General and administrative ................       27,281        27,001
Marketing .................................       18,781        18,781
Research and development ..................        1,598         1,598
Amortization of intangibles ...............        8,197         6,685
Other expenses, net .......................        1,165         1,165
                                                --------      --------
                                                  57,022        55,230
                                                --------      --------
Operating loss ............................       (4,647)       (2,855)
Interest income ...........................        1,458         1,380
Interest expense ..........................       (2,744)       (2,744)
Minority interests ........................       (4,672)       (4,672)
                                                --------      --------
Loss before income taxes ..................      (10,605)       (8,891)
Income tax expense ........................         (508)         (508)
                                                --------      --------
Net loss ..................................     $(11,113)     $ (9,399)
                                                ========      ========
Net loss per share - basic and diluted ....     $  (0.17)     $  (0.15)
                                                ========      ========
Weighted average number of common shares
   outstanding - basic and diluted ........       64,413        64,413

TLC VISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

                                                      YEAR ENDED
                                                  DECEMBER 31, 2003
                                              -------------------------
                                              CANADIAN GAAP   U.S. GAAP
                                              -------------   ---------
Net loss ..................................     $(11,113)     $ (9,399)
Adjustments to reconcile net loss to net
   cash from operating activities:
   Depreciation and amortization ..........       24,385        22,593
   Write-off of investment in research and
      development arrangement .............        1,598         1,598
   Minority interests .....................        4,672         4,672
   Loss (gain) on sales and disposals of
      fixed assets ........................         (484)         (484)
   Adjustments to the fair values of
      intangibles, long-term receivables
      and long-term liabilities ...........         (206)         (206)
   Non-cash compensation expense ..........          125           125
   Other ..................................          677           677
   Changes in operating assets and
      liabilities, net of acquisitions and
      dispositions:
      Accounts receivable .................         (489)         (489)
      Prepaid expenses, inventory and other
         current assets ...................       (1,042)         (964)
      Accounts payable and accrued
         liabilities ......................      (13,831)      (13,831)
                                                --------      --------
 Cash from operating activities ...........        4,292         4,292
                                                --------      --------

INVESTING ACTIVITIES
Purchases of fixed assets .................       (4,433)       (4,433)
Proceeds from sale of fixed assets ........          578           578
Proceeds from divestitures of investments
   and subsidiaries, net ..................          221           221
Investment in research and development
   arrangements ...........................       (1,598)       (1,598)
Acquisitions and equity investments .......       (8,015)       (8,015)
Proceeds from short-term investments ......       15,709        15,709
Purchases of short-term investments .......      (21,050)      (21,050)
Other .....................................         (229)         (229)
                                                --------      --------
Cash from investing activities ............      (18,817)      (18,817)
                                                --------      --------

FINANCING ACTIVITIES
Restricted cash movement ..................        2,599         2,599
Principal payments of debt financing and
   capital leases .........................       (8,018)       (8,018)
Proceeds from debt financing ..............        3,450         3,450
Distributions to minority interests .......       (4,901)       (4,901)
Proceeds from the issuances of common
   stock ..................................        8,744         8,744
                                                --------      --------
Cash from financing activities ............        1,874         1,874
                                                --------      --------
Net decrease in cash and cash equivalents
   during the period ......................      (12,651)      (12,651)
Cash and cash equivalents, beginning of
   period .................................       34,231        34,231
                                                --------      --------
Cash and cash equivalents, end of period ..     $ 21,580      $ 21,580
                                                ========      ========